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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 4)*


                      MEDIFAST, INC. (fka HealthRite Inc.)
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                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)


                                    42221F101
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                                 (CUSIP Number)

                              Leo Silverstein, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

               May 15, 2001, December 15, 2001 and March 19, 2002
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            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 1


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                                  SCHEDULE 13D


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CUSIP NO. 42221F101                                          PAGE 2 OF 10 PAGES
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Warren H. Haber
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                             PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                          [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
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                               7      SOLE VOTING POWER

                                           -539,625-

NUMBER OF SHARES               8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                          -1,250-
PERSON WITH
                               9      SOLE DISPOSITIVE POWER

                                           -539,625-

                              10      SHARED DISPOSITIVE POWER

                                           -1,250-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -540,875-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES (SEE INSTRUCTIONS)
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%, based upon 6,564,531 shares outstanding as of April 30, 2002, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on April 17, 2002.
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
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                                     Page 2


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                                  SCHEDULE 13D


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CUSIP NO. 42221F101                                          PAGE 2 OF 10 PAGES-
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    1      NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             John L. Teeger
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]

           (SEE INSTRUCTIONS)                                            (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                             PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                             [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
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                              7      SOLE VOTING POWER

                                           -451,500-

NUMBER OF SHARES              8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                          -1,250-
PERSON WITH
                              9      SOLE DISPOSITIVE POWER

                                           -451,500-

                             10      SHARED DISPOSITIVE POWER

                                           -1,250-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -452,750-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES (SEE INSTRUCTIONS)
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%, based upon 6,564,531 shares outstanding as of April 30, 2002, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on April 17, 2002.
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
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                                     Page 3


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This Amendment No. 4 to Schedule 13D (as amended, the "Schedule 13D") relates to the beneficial ownership of shares of common stock, par value $0.001 per share ("Common Stock"), of Medifast, Inc., a Delaware corporation (formerly HealthRite Inc., and formerly Vitamin Specialties Corp.) (the "Company") and is being filed jointly by Warren H. Haber ("Mr. Haber") and John L. Teeger ("Mr. Teeger", and together with Mr. Haber, the "Reporting Persons") pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. The Reporting Persons previously reported their beneficial ownership of shares of Common Stock of the Company in the aggregate, as a "group" for purposes of this Schedule 13D. The Reporting Persons disclaim "group" status with each other or any third party and each disclaims beneficial ownership of the shares of Common Stock of the Company beneficially owned by the other Reporting Person.


ITEM 1.  SECURITY AND ISSUER.

Common Stock, par value $.001 per share.
Medifast Inc. (formerly HealthRite Inc., formerly Vitamin Specialties Corp.) (the "Company")
11445 Cronhill Drive
Owings Mills, MD 21117


ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name: Warren H. Haber
(b)      Residence: 784 Park Avenue New York, New York 10021
(c)      Principal Occupation: Chairman of Founders Equity Inc. and Business
         Address: 711 Fifth Avenue, New York, NY 10022
(d)      Criminal Conviction: None
(e)      Civil Proceeding: None
(f)      Citizenship: United States

(a)      Name: John L. Teeger
(b)      Residence: 96 Ivy Way, Port Washington, NY 11050
(c)      Principal Occupation: President of Founders Equity Inc. and Business
         Address: 711 Fifth Avenue, New York, NY 10022
(d)      Criminal Conviction: None
(e)      Civil Proceeding: None
(f)      Citizenship: United States

During the last five years, neither of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.




ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         ITEM 3 IS HEREBY AMENDED TO ADD THE FOLLOWING:

A.       With respect to Mr. Haber:

                  On March 1, 2001, Mr. Haber purchased 25,000 shares of Common Stock at a purchase price of $0.306 in a private transaction. The source of the payment was Mr. Haber's personal funds.

         B.       With respect to Mr. Teeger


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                  On August 4, 2000, Mr. Teeger acquired from Mr. Haber 75,000 shares of Common Stock at a price of $2.10 per share and on May 15, 2001 he acquired in a private transaction 65,000 shares of Common Stock at a price of $0.125 per share. The source of the payments was Mr. Teeger's personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons hold their shares of Common Stock of the Company for investment purposes only. Neither Reporting Person has a plan or proposal which relate to or would result in:

             (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

             (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

             (e) Any material change in the present capitalization or dividend policy of the Company;

             (f) Any other material change in the Company's business or corporate structure;

             (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

             (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation service of the National Association of Securities dealers, Inc.

             (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

             (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.


         Mr. Haber

         (a) Mr. Haber is deemed the beneficial owner of an aggregate of 540,875 shares of Common Stock comprised of (i) 512,500 shares of Common Stock held directly by Mr. Haber; (ii) 3,125 shares of Common Stock issuable upon conversion of 3,125 shares of Series A Preferred Stock of the Company (subject to possible adjustment), held directly by Mr. Haber; (iii) 1,250 shares of Common Stock issuable upon conversion of 1,250 shares of Preferred Stock of the Company (subject to possible adjustment) held by his wife; and
              (iv) 24,000 shares of Common Stock issuable upon exercise of warrants held by Mr. Haber with an exercise price of $2.00 per share which expire on July 25, 2002.

         (b) Mr. Haber has sole power to vote and sole authority to dispose or direct the disposition of 539,625 shares of Common Stock. Mr. Haber shares voting or dispositive power with respect to the 1,250 shares beneficially owned by his wife.

         (c) Mr. Haber has not effected any transactions in the Common Stock since the filing of the last amendment to this Schedule 13D except as follows:


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                   (i) On August 4, 2000, Mr. Haber sold 75,000 shares of Common
                       Stock to Mr. Teeger in a private transaction at a price of $2.10 per share.

                  (ii) On December 28, 2000, Mr. Haber sold 25,000 shares of
                       Common Stock in a private sale at a price of $0.30 per share to an unrelated third party.

                 (iii) On March 1, 2001, Mr. Haber purchased 25,000 shares of
                       Company Common Stock at a purchase price of $0.306 in a private transaction.

         (d) Mr. Haber owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

         (e)  Not Applicable.

         Mr. Teeger

         (a) Mr. Teeger is deemed the beneficial owner of an aggregate of 452,750 shares of Common Stock comprised of (i) 425,000 shares of Common Stock held directly by Mr. Teeger; (ii) 2,500 shares of Common Stock issuable upon conversion of 2,500 shares of Series A Preferred Stock of the Company (subject to possible adjustment), held directly by Mr. Teeger; (iii) 24,000 shares of Common Stock issuable upon exercise of warrants held by him with an exercise price of $2.00 per share which expire on July 25, 2002; and (iv) 1,250 shares of Common Stock held by his wife.

         (b) Mr. Teeger has sole power to vote and sole authority to dispose or direct the disposition of 451,500 shares of Common Stock. Mr. Teeger has shared power to vote and shared authority to dispose or direct the disposition of 1,250 shares of Common Stock held by Mrs. Teeger.

         (c) Mr. Teeger has not effected any transactions in the Common Stock since the filing of the last amendment to this Schedule 13D except as follows:

                  (i) On August 4, 2000 and May 15, 2001 he acquired in private transactions 75,000 shares and 65,000 shares, respectively, at the prices of $2.10 per share and $0.125 per share, respectively.

                 (ii) On December 15, 2000, Mr. Teeger sold 75,000 shares of
                      Common Stock in a private transaction at a price of $0.12 per share.

                (iii) During the period from March 19, 2002 through April 19,
                      2002, he sold in the NASD OTC Market in ordinary brokerages transactions an aggregate of 189,800 shares of Common Stock as follows:


                                     Page 6

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Date                       Share Price               Number of Shares Sold
----                       -----------               ---------------------
March 19, 2002                $0.86                         5,000

March 20, 2002                $0.90                         2,500

March 20, 2002                $0.846                       35,000

March 21, 2002                $0.83                        22,000

March 22, 2002                $0.81                        10,000

March 22, 2002                $0.82                        10,000

March 25, 2002                $0.83                        10,000

April 2, 2002                 $0.82                        22,500

April 3, 2002                 $0.82                         2,500

April 3, 2002                 $0.81                        15,000

April 5, 2002                 $0.82                        15,000

April 9, 2002                 $0.80                         5,000

April 9, 2002                 $0.80                         5,000

April 11, 2002                $0.81                        10,000

April 11, 2002                $0.86                         2,500

April 12, 2002                $0.81                         5,600

April 16, 2002                $0.81                         7,200

April 19, 2002                $0.81                         5,000


         (d) Mr. Teeger owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement dated May 2, 2002 between John L. Teeger and Warren Haber.

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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    May 2, 2002




                                                      /s/ Warren H. Haber
                                                      --------------------------
                                                      Warren H. Haber


                                                      /s/ John L. Teeger
                                                      --------------------------
                                                      John L. Teeger


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                                 EXHIBIT INDEX


         1. Joint Filing Agreement dated May 2, 2002 between John L. Teeger and Warren Haber.



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